December 16, 2005

Daniel F. Duchovny, Esq.

Attorney – Advisor

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C., 20549-3628

Re:	Georgia-Pacific Corporation
Schedule 14D-9/A filed December 8, 2005
File No. 005-30246

Dear Mr. Duchovny:

On behalf of our client, Georgia-Pacific Corporation (the “Company”), set forth below are the responses of the Company to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 14, 2005, concerning Schedule 14D-9/A filed December 8, 2005 under File No. 005-30246. The Company has today filed, via EDGAR, Amendment No. 6 (the “Amendment”) to the Schedule 14D-9 (the “Statement”) of the Company to incorporate, where necessary, additional requested information or amendments, together with certain other additional disclosure to reflect recent developments. We have enclosed three courtesy copies of the Amendment for your review.

For your convenience, each of the Staff’s comments has been set forth below in bold type and the response to each respective comment has been set forth below each such comment. Terms used but not otherwise defined herein have the meanings ascribed to such terms in the Statement.

Schedule 14D-9/A filed on December 8, 2005

Solicitation or Recommendation – Background, page 5

1.	We note your response to comment 4. Please revise your disclosure to specify what, if any, authority was given to the special committee. If the special committee served merely as an overseer of the negotiations but had no authority similar to that of the board of directors, please state so.

Response: The Company has revised the disclosure in response to the Staff’s comment. See Paragraph (1) of the Amendment under the heading “Amendments to the Statement.”

The Solicitation or Recommendation – Opinion of the Financial Advisor, page 13

2.	We reissue comment 6. We believe the information requested in our original comment is material. Please revise the Schedule 14D-9 to provide it or provide us your detailed legal analysis for not doing so. We note that the information requested in our previous comment is available in the report presented by Goldman Sachs to your board of directors. Note also that we believe you should complement the disclosure added to the “Additional Premium Analysis” section with the data that resulted in the results presented.

Response: The Company has revised the disclosure in response to the Staff’s comment. See Paragraphs (2)–(4) of the Amendment under the heading “Amendments to the Statement.”

Persons/Assets Retained, page 18

3.	We note the disclosure provided in response to Comment 9. Please clarify the basis upon which the fee payable to Goldman Sachs upon the consummation of this transaction will be determined, such that the disclosure regarding the fee due upon the termination of this transaction is complete.

Response: We confirm that the disclosure regarding the fee payable upon termination of the Merger Agreement or the failure to consummate the transaction, if any, accurately summarizes the terms of the Company’s engagement letter with Goldman Sachs, which provides that the Company has agreed to pay to Goldman Sachs a fee if the Company were to receive a payment from Koch Industries under the Merger Agreement in connection with such termination or failure to consummate the transaction equal to the lesser of (1) one-third of such payment received by the Company and (2) the transaction fee that would have otherwise been payable to Goldman Sachs if the transaction had been consummated (i.e., approximately $42 million).

Additionally, this letter constitutes an acknowledgement on behalf of the Company that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Statement;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Statement; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions related to this letter, please contact me at (212) 848-7628.

Very truly yours,

/s/ Creighton O’M. Condon

Creighton O’M. Condon

cc:	James F. Kelley
Kenneth F. Khoury
William C. Smith, III
Alessandro De Giorgis

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